SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          K.L.S. ENVIRO RESOURCES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   482530102
                                 (CUSIP Number)

                             Jeffrey M. Jones, Esq.
                       DURHAM, EVANS, JONES & PINEGAR, P.C.
                     50 South Main Street, 850 Key Bank Tower
                           Salt Lake City, Utah  84144
                            TELEPHONE: (801) 538-2424
                 (Name, Address, and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                AUGUST 16, 1996
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                           SCHEDULE 13D                         Page 2


- ------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                                SMD, L.L.C.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE              87-0541037
    PERSON
- ------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) [X]
    GROUP                                                            (b) [ ]
- ------------------------------------------------------------------------------
3.  SEC USE ONLY
- ------------------------------------------------------------------------------
4.  SOURCE OF FUNDS                                                   WC
- ------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
- ------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             Utah
- ------------------------------------------------------------------------------
NUMBER OF         7.       SOLE VOTING POWER                        3,061,000*
SHARES         ---------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                       0
OWNED BY       ---------------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER                   3,061,000*
REPORTING      ---------------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER                  0
- ------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY                 3,061,000*
             EACH REPORTING PERSON
- -------------------------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                [X]**
             (11) EXCLUDES CERTAIN SHARES
- -------------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN                29.7%
             ROW (11)
- -------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON                                  OO***
- -------------------------------------------------------------------------------

* Includes 500,000 shares of common stock issuable upon conversion of 100,000 shares of Series A Preferred Stock.

** Excludes presently exercisable right to acquire 5,341,667 shares of common stock upon conversion of debt payable to fonix corporation, a corporation the executive officers and three of the six directors of which are control persons of the Reporting Person. The Reporting Person disclaims beneficial ownership of the shares underlying such conversion right.

***  The Reporting Person is a limited liability company.

                           SCHEDULE 13D                         Page 3

- ------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON                                RAYMOND H. KURZON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE              ###-##-####
    PERSON
- ------------------------------------------------------------------------------
2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A                       (a) [X]
    GROUP                                                            (b) [ ]
- ------------------------------------------------------------------------------
3.  SEC USE ONLY
- ------------------------------------------------------------------------------
4.  SOURCE OF FUNDS                                                   WC
- ------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
    PROCEEDINGS IS REQUIRED PURSUANT  TO ITEM
    2(d) OR 2(e)
- ------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             U.S.
- ------------------------------------------------------------------------------
NUMBER OF         7.       SOLE VOTING POWER                        2,180,539
SHARES         ---------------------------------------------------------------
BENEFICIALLY      8.       SHARED VOTING POWER                      0
OWNED BY       ---------------------------------------------------------------
EACH              9.       SOLE DISPOSITIVE POWER                   2,180,539
REPORTING      ---------------------------------------------------------------
PERSON WITH       10.      SHARED DISPOSITIVE POWER                 0
- ------------------------------------------------------------------------------
11.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY
             EACH REPORTING PERSON                                  2,180,539
- ------------------------------------------------------------------------------
12.          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW                [ ]
             (11) EXCLUDES CERTAIN SHARES
- ------------------------------------------------------------------------------
13.          PERCENT OF CLASS REPRESENTED BY AMOUNT IN                22.2%
             ROW (11)
- ------------------------------------------------------------------------------
14.          TYPE OF REPORTING PERSON                                  IN
- ------------------------------------------------------------------------------

                           SCHEDULE 13D                       Page 4

ITEM 1.    SECURITY AND ISSUER.

         (a)  Name and Address of Principal Executive Offices of Issuer:

                       K.L.S. Enviro Resources, Inc.
                       3220 North Freeway
                       Fort Worth, Texas  76111

         (b)  Title and Class of Equity Securities:      Common Stock


ITEM 2.    IDENTITY AND BACKGROUND.

     This Statement is jointly filed by a group comprised of SMD, L.L.C. and Raymond H. Kurzon (each or collectively, a "Reporting Person").

     SMD, L.L.C.

         (a)  Name of Person Filing:   SMD, L.L.C., a Utah limited
                                       liability company.

                                       The managers of SMD, L.L.C. are
                                       set forth on Exhibit A hereto.

         (b)  Principal Business:  Investment management on behalf of members.

         (c)  Address of Principal Business and Principal Office:

                    1225 Eagle Gate Tower
                    60 East South Temple Street
                    Salt Lake City, Utah  84111

         (d)  Criminal Proceedings:

                    During the last five years neither SMD, L.L.C. nor any manager of SMD, L.L.C. has been convicted in any criminal proceeding.

         (e)  Civil Proceedings:

                    During the last five years neither SMD, L.L.C. nor any manager of SMD, L.L.C. has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

         (f)  State of Organization:    Utah

RAYMOND H. KURZON

         (a)  Name of Person Filing:Raymond H. Kurzon

         (b)  Business Address:   3220 North Freeway, Suite 105
                                  Fort Worth, Texas  76111

                          SCHEDULE 13D

         (c)  Present Principal Occupation:

                    Mr. Kurzon presently is the President and a Director of the Issuer, K.L.S. Enviro Resources, Inc.

         (d)  Criminal Proceedings:

                    During the last five years Mr. Kurzon has not been convicted in any criminal proceeding.

         (e)  Civil Proceedings:

                    During the last five years Mr. Kurzon has not been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he would have been subject to any judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to Federal or State securities laws or finding any violation with respect to such laws.

         (f)  Citizenship:    U.S.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On August 16, 1996, SMD, L.L.C. and Raymond H. Kurzon entered into a Stock Purchase Agreement (the "Purchase Agreement") between them, as purchasers, and the Estate of James Robert Bell, and JoAnn Bell, as
     sellers ("Sellers").   Pursuant to the Purchase Agreement, SMD, L.L.C.
     and Mr. Kurzon agreed to purchase from Sellers 3,561,000 shares of common stock and 100,000 shares of Series A Preferred Stock convertible into 500,000 shares of common stock. The purchase price for such shares is $1,977,000, which as of the date hereof has not been paid.
     The Purchase Agreement provides for payment in six-month intervals commencing on February 16, 1996 and thereafter every six months until August 16, 1998 in the following amounts: $500,000, $500,000, $500,000 and $477,000. Mr. Kurzon received 1,000,000 shares of the common stock acquired from Sellers, and will pay pro-rata portions of the purchase price installments payable to Sellers. The Reporting Persons anticipate that funds for the payment of such purchase price payments shall be derived, in the case of SMD, L.L.C., from working capital, and, in the case of Mr. Kurzon, from personal funds.

                         SCHEDULE 13D                        Page 6


ITEM 4.    PURPOSE OF THE TRANSACTION.

     Each of the Reporting Persons has acquired the shares of common stock (or the rights to acquires shares of common stock) included in this Statement for investment purposes. The Reporting Persons have no plans or proposals that relate to or would result in any of the circumstances described in subparagraphs (a) to (j) of Item 4 of Schedule 13D.

ITEM 5.    INTERESTS IN SECURITIES OF THE ISSUER.

     SMD, L.L.C.

         (a)      Number of Shares Beneficially Owned:       2,561,000 shares

                  Right to Acquire:                            500,000 shares

                  Percent of Class:  29.7% (based upon 10,312,656 shares of
                                     common stock deemed to be issued and
                                     outstanding based on representations
                                     set forth in the Issuer's quarterly
                                     report on Form 10-QSB for the period
                                     ended June 30, 1996 and accounting for
                                     the unissued shares of common stock
                                     underlying the Series A Preferred
                                     Stock).

         (b)      Sole Power to Vote, Direct the
                  Vote of, or Dispose of Shares:           3,061,000 shares


         (c)      Recent Transactions:

               Pursuant to the Purchase Agreement and SMD, L.L.C.'s collateral agreements with Mr. Kurzon, SMD, L.L.C. received 2,561,000 shares of common stock and 100,000 shares of Series A Preferred Stock that is convertible, at the option of the holder thereof, into 500,000 shares of common stock, on August 16, 1996.

               SMD, L.L.C. disclaims beneficial ownership of a total of 5,341,667 shares of common stock that are issuable to fonix corporation ("fonix") upon the conversion by fonix of $1,900,000 of debt into shares of common stock at the option of fonix. Such conversion rights were granted to fonix in connection with a course of short-term debt financing by fonix that closed on August 12, 1996. The three managers of SMD, L.L.C. also are executive officers and directors of fonix. Any decision by fonix to convert the $1,900,000 debt, or any portion thereof, to common stock and thereafter to dispose of such stock could, under applicable law, be accomplished only with the approval of the three independent directors of fonix.

                         SCHEDULE 13D                         Page 7

         (d)      Rights with Respect to Dividends
                  or Sales Proceeds:                                     N/A

         (e)      Date of Cessation of Five Percent
                  Beneficial Ownership:                                  N/A

     RAYMOND H. KURZON

         (a)      Number of Shares Beneficially Owned:  2,180,539  shares

                  Percent of Class: 22.2%
                              (based upon 9,812,656 shares of
                              common stock issued and outstanding
                              based on representations set forth in
                              the Issuer's quarterly report on Form
                              10-QSB for the period ended June 30,
                              1996).

         (b)      Sole power to Vote, Direct the
                  Vote of, or Dispose of Shares:         2,180,539 shares

         (c)      Recent Transactions:

                  Pursuant to the Purchase Agreement and Mr. Kurzon's collateral agreements with SMD, L.L.C., Mr. Kurzon received 1,000,000 shares of common stock on August 16, 1996.

                  On August 16, 1996, Mr. Kurzon converted $180,000 of debt payable to him by the Issuer into 450,000 shares of common stock at the rate of $.40 per share.

         (d)      Rights with Respect to Dividends
                  or Sales Proceeds:                                     N/A

         (e)      Date of Cessation of Five Percent
                  Beneficial Ownership:                                  N/A

                         SCHEDULE 13D                          Page 8

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Other than as is described in this Statement, there is no contract, arrangement, understanding or relationship between the Reporting Persons or between either of the Reporting Persons and any third party with respect to the securities of the Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A contains the name, citizenship, office, business address and present principal occupation of each of the managers of SMD, L.L.C.

     Exhibit B is a Joint Filing Agreement among SMD, L.L.C. and Mr.
          Kurzon.

     Exhibit C is the Purchase Agreement described in Items 3 and 5 above.

                        SCHEDULE 13D                          Page 9


                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 26, 1996.

                                            SMD, L.L.C.



                                            By: /s/ Thomas A. Murdock
                                            ---------------------------------
                                               Thomas A. Murdock, Manager



                                            /s/ Raymond H. Kurzon
                                            ---------------------------------
                                            Raymond H. Kurzon, Individually

                               Exhibit A

                         MANAGERS OF SMD, L.L.C.

         The following is a list of all Managers of SMD, L.L.C. and certain other information with respect to each Manager. All Managers are United States citizens.

Name:                               Stephen M. Studdert

Business Address:                   1225 Eagle Gate Tower
                                    60 East South Temple Street
                                    Salt Lake City, Utah  84111

Principal Occupation:               Chairman, Chief Executive Officer and
                                    Director of fonix corporation

Name, principal business and        fonix corporation, development of computer
address of corporation or other     voice recognition technologies
organization on which employment    1225 Eagle Gate Tower
is conducted:                       60 East South Temple Street
                                    Salt Lake City, Utah  84111

Name:                               Thomas A. Murdock

Business Address:                   1225 Eagle Gate Tower
                                    60 East South Temple Street
                                    Salt Lake City, Utah  84111

Principal Occupation:               President, Chief Operating Officer and
                                    Director of fonix corporation

Name, principal business and        fonix corporation, development of computer
address of corporation or other     voice recognition technologies
organization on which employment    1225 Eagle Gate Tower
is conducted:                       60 East South Temple Street
                                    Salt Lake City, Utah  84111

Name:                               Roger D. Dudley

Business Address:                   1225 Eagle Gate Tower
                                    60 East South Temple Street
                                    Salt Lake City, Utah  84111

Principal Occupation:               Executive Vice President, Chief
                                    Financial Officer and Director of fonix
                                    corporation

Name, principal business and        fonix corporation, development of computer
address of corporation or other     voice recognition technologies
organization on which employment    1225 Eagle Gate Tower
is conducted:                       60 East South Temple Street
                                    Salt Lake City, Utah  84111

                                 EXHIBIT B

                            JOINT FILING AGREEMENT

     The undersigned hereby agree, pursuant to Commission Rule 13d-1(f)(1)(iii), that the foregoing Joint Statement of Beneficial Ownership on
Schedule 13D with respect to their beneficial ownership of the securities of K.L.S. Enviro Resources, Inc., a Nevada corporation, shall be, and is, filed by and on behalf of each of them. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.


     SMD, L.L.C.





     By /s/ Thomas A. Murdock                     August 26, 1996
       ---------------------------------     --------------------------
          Thomas A. Murdock, Manager         Date





     /s/ Raymond A. Kurzon                        August 26, 1996
     -----------------------------------     --------------------------
     Raymond A. Kurzon, individually         Date

                            EXHIBIT C
                  --------------------------------

                      STOCK PURCHASE AGREEMENT
                  _________________________________

     STOCK PURCHASE AGREEMENT ("Agreement") by and between HERSHEL R. PAYNE, Executor of the Estate of James Robert Bell (the "Estate"), JOANN BELL, an individual resident in the State of Texas ("Bell") (the Estate and Bell collectively are referred to herein as "Seller"), and SMD, L.L.C., a Utah limited liability company ("SMD") and Raymond H. Kurzon, an individual resident in the State of Texas ("Kurzon") (SMD and Kurzon are collectively referred to herein as "Purchaser"), dated as of August 16, 1996.

                              Recitals

     A. Seller is the owner of 3,561,000 shares of the restricted common stock of K.L.S. Enviro Resources, Inc., a Nevada corporation (the "Company"), and 100,000 shares of the Company's restricted Series A preferred stock that is convertible into 500,000 shares of the Company's common stock.

     B. Seller desires to sell and Purchaser desires to purchase the common stock and the preferred stock presently owned by Seller pursuant to a transaction exempt from the registration and prospectus delivery requirements of the U.S. Securities Act of 1933, as amended (the "Act") and similar provisions of applicable state law, and upon the terms and conditions set forth in this Agreement.

                              Agreement

     In consideration of the mutual covenants and promises set forth below and other good and valuable consideration, the receipt and adequacy of which the parties acknowledge by their signatures below, the parties agree as follows:

     1. Purchase of Stock. Subject to the terms and conditions of this Agreement, Purchaser hereby agrees to acquire, and Seller agrees to sell, the following securities (collectively the "Purchased Stock"):

          1.1 Common Stock. Purchaser shall purchase, and Seller shall sell, three million five hundred sixty one thousand (3,561,000) shares of the Company's restricted common stock, par value $.0001 per share (the "Common Stock"), which presently is owned by the following persons in the following amounts:

               Name                          Amount Owned
     ------------------------           ---------------------
     James Robert Bell Estate              2,138,000 Shares
     JoAnn Bell                            1,423,000 Shares


          1.2 Preferred Stock. Purchaser shall purchase and the Estate shall sell one hundred thousand (100,000) shares of the Company's restricted Series A Preferred Stock, par value $.0001 per share (the "Preferred Stock").

     2. Purchase Price. The purchase price (the "Purchase Price") that Purchaser shall pay to Seller for the sale of the Purchased Stock shall be one million nine hundred seventy-seven thousand dollars ($1,977,000), which shall be payable by Purchaser to Seller in installments of the following amounts according to the following schedule:

     Amount of Payment                  Date of Payment
     --------------------          ------------------------
          $500,000                      February 16, 1997
          $500,000                      August 16, 1997
          $500,000                      February 16, 1998
          $477,000                      August 16, 1998

Payments by Purchaser under this Agreement shall be accomplished by, at the discretion of Purchaser, wire fund transfer according to instructions provided by Seller, or by delivery to Seller of certified funds for such payment payable jointly to Seller at the following address:

               c/o Hershel R. Payne, Esq.
               Bishop, Payne, Williams & Werley, L.L.P.
               500 West Seventh Street, Suite 1800
               Fort Worth, Texas  76102

          2.1Delivery of Purchased Stock. At Closing, Seller shall deliver to Purchaser original stock certificates representing the Purchased Stock, together with such endorsements or stock powers as shall be necessary and appropriate to effect the transfer of the Purchased Stock to Purchaser and the issuance of replacement certificates therefor. Seller agrees to provide such further documents, affidavits or assurances as the Company's stock transfer agent may request in order to effect the transfer of the Purchased Stock contemplated by this Agreement.

          2.2 Guaranty. Purchaser's obligations under this Section 2 shall be guaranteed by Studdert Companies Corp., a Utah corporation ("SCC"), which guaranty agreement shall be in the form attached hereto as Exhibit "A".

     3. Closing. The closing of the purchase and sale of the Purchased Stock as described in this Agreement shall occur on or before 3:00 p.m. local time on August 16, 1996, or such later date as the parties may agree (the "Closing Date").

     4. Conditions Precedent. The consummation of the transactions contemplated by this Agreement shall be subject to and conditioned upon the occurrence of each of the following by or before the Closing Date, unless satisfaction of such condition shall have been waived by Purchaser in writing on or before the Closing Date:

          4.1 Consent of Company. The Company shall have executed and delivered to Purchaser the Company's written acknowledgement that (i) the Company has been provided with and has reviewed this Agreement; (ii) that the Company consents to the execution and delivery of this Agreement by Purchaser and Seller and the consummation of the transactions contemplated by this Agreement; and (iii) that the Company shall use its best efforts to cause the Company's stock transfer agent to comply with any request by Seller with respect to the transfer to Purchaser of the Purchased Stock as contemplated by this Agreement.
Such written acknowledgement shall be substantially in the form attached to this Agreement as Exhibit "B", which exhibit is incorporated herein by reference.

          4.2 Registration Rights Agreement. The Company shall have executed and delivered to Purchaser the Registration Rights Agreement in the form attached hereto as Exhibit "C", which exhibit is incorporated in and made part of this Agreement by reference.

          4.3 Opinion of Counsel. Seller shall have caused to be delivered to Purchaser, at or before Closing, an opinion of counsel to the effect that (i) the transaction contemplated by this Agreement is exempt from the registration and prospectus delivery requirements of the Act and similar requirements of applicable state law, and (ii) that upon completion of the transactions contemplated by this Agreement, the Purchased Stock shall duly and validly issued, fully paid and nonassessable. Such opinion shall be substantially in the form attached hereto as Exhibit "D", which exhibit is incorporated in and made part of this Agreement by reference.

     5. Representations and Warranties of Seller. Seller, unless more specifically stated below, jointly represent and warrant to Purchaser as follows:

          5.1 Authorization. The persons executing, on Seller's behalf, this Agreement and any other documents or instruments executed by Seller in connection with this Agreement are duly authorized to do so.

          5.2 Valid and Binding Obligation. This Agreement has been duly and validly executed and delivered by Seller, and this Agreement shall constitute the valid and binding agreement of Seller, enforceable against Seller in accordance with the terms of this Agreement, except that (a) such enforcement may be subject to bankruptcy, insolvency, reorganization, moratorium, or fraudulent conveyance or other similar laws pertaining to creditors' rights, and (b) the remedy of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

          5.3 Absence of Conflicts. The execution and delivery of this Agreement and any other document or instrument executed in connection with this Agreement, and the consummation of the transactions contemplated thereby, and compliance with the requirements thereof, will not violate any writ, judgment, injunction, decree or award binding on Seller, or the provision of any indenture, instrument or agreement to which Seller is a party or is subject, or by which Seller or any of its properties is or may be bound, or conflict with or constitute a material default thereunder, or result in the creation or imposition of any lien pursuant to the terms of any such indenture, instrument or agreement, or require the approval of any third-party pursuant to any material contract, agreement, instrument, relationship or legal obligation to which Seller is subject or to which any of its properties, operations or management may be subject.

          5.4 No Consents Required. No authorization, consent, or approval of, or filing with, any governmental body or authority or any third party, including without limitation lenders, lessors and other creditors, is necessary for the consummation by Seller of the transactions contemplated by this Agreement.

          5.5 Ownership of Stock. As of the Closing Date, all of the Purchased Stock is validly issued, fully paid and nonassessable. Seller has good and valid title to all of the Purchased Stock, free and clear of any liens or other encumbrances.

          5.6Accuracy of Representations and Information. All representations made by Seller in this Agreement and all documents and instruments incorporated by reference into this Agreement are correct and complete as of the date hereof and contain no material misstatement of fact.

          5.7 No Other Transactions. Other than the transactions by which Seller acquired the Purchased Stock, neither the Estate nor Bell has purchased or sold any equity securities of the Company during the two year period immediately prior to the Closing Date.

          5.8 No Brokers or Finders. No third person has in any way brought the parties together or been instrumental in the negotiation, execution, or consummation of this Agreement or any instrument, document or agreement related to this Agreement for any fee or other transaction-based remuneration for so doing. Seller agrees to indemnify Purchaser against any claim by any third person for any commission, brokerage fee, finders fee, or other payment with respect to this Agreement or the transactions contemplated hereby based upon any alleged agreement or understanding between such party and such third person, whether expressed or implied, arising from the actions of such party.

     6. Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to Seller as follows:

          6.1 Sole Party in Interest. Purchaser represents that it is the sole and true party in interest, and no other person or entity has or will have upon the transfer of the Purchased Stock any beneficial ownership interest in the Purchased Stock or any portion of the Purchased Stock, whether direct or indirect.

          6.2 Sophistication. SMD's management and Kurzon individually have considered the advisability of Purchaser's investment in the Purchased Stock as anticipated by this Agreement. SMD's management and Kurzon collectively have such knowledge and experience in financial and business matters in general and securities investments in particular that Purchaser is capable of evaluating the merits and risks of Purchaser's investment in the Purchased Stock and to otherwise protect Purchaser's interests.

          6.3 Investment Purpose. Purchaser represents that it is acquiring the Stock for its own account and for investment purposes and not on behalf of any other person or entity or for or with a view to any public resale or public distribution of the Company's securities.

          6.4 Access to Information. SMD's management and Kurzon individually have had access to all documents, records, books and other information pertaining to the Company or the Purchased Stock that they have desired to review, and that there are no additional materials or documents that have been sought by Purchaser that have not been available to Purchaser. SMD's management and Kurzon individually have had an opportunity to ask questions of and receive answers from the Company's representatives about the Company and the Purchased Stock, and that any decision not to ask questions of the Company's representatives was a conscious decision on their part and reflects their belief that no additional information is necessary in order to make an informed decision about investing in the Purchased Stock. Without limiting the generality of the foregoing, Purchaser acknowledges that it has received and has reviewed copies of the following documents and materials, all of which are incorporated herein by reference:

               (1) Articles of Incorporation of the Company, as amended;

               (2)  Bylaws of the Company, as amended;

               (3) The Company's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1995;

               (4) The Company's Quarterly Reports on Form 10-QSB for the periods ended December 31, 1995 and March 31, 1996;

               (5) Preferred Stock Purchase Agreement by and between the Company and James Robert Bell dated as of March 1, 1994; and

               (6) Unanimous Written Consent of the Company's directors dated as of March 1, 1994, authorizing the issuance and setting forth the rights and preferences associated with the Company's Series A Preferred Stock.

          6.5 Liquidity. SMD and Kurzon each presently have sufficient liquid assets to pay the Purchase Price in the manner anticipated by this Agreement. Purchaser's overall commitment to investments that are not readily marketable is not disproportionate to Purchaser's total assets, and Purchaser's investment in the Purchased Stock will not cause such overall commitment to become excessive. Purchaser has adequate means of providing for its current needs and contingencies and has no need for liquidity in its investment in the Purchased Stock or for a source of income from the Purchased Stock. Purchaser is capable of bearing the economic risk and the burden of the investment contemplated by this Agreement.

          6.6 Organization, Standing, Authorization. SMD is duly organized, validly existing, and in good standing under the laws of the State of Utah, and has the requisite power and authority to enter into this Agreement, acquire the Purchased Stock and execute and deliver any documents or instruments in connection with this Agreement. The execution and delivery of this Agreement, and all other documents and instruments executed by Purchaser in connection with any of the transactions contemplated by this Agreement have been duly authorized by all required action. The person executing, on SMD's behalf, this Agreement and any other documents or instruments executed by SMD in connection with this Agreement is duly authorized to do so.

          6.7 Investment Advisors. Other than SMD's management, who have received no compensation or other transaction-based remuneration for advising SMD with respect to this investment, Purchaser represents that no investment advisor or purchaser representative has been consulted or retained in connection with Purchaser's decision to invest in the Purchased Stock.

          6.8 Residency. SMD is organized under the laws of and has its principal place of business in the State of Utah. Kurzon is an individual resident in the State of Texas.

          6.9 No Brokers or Finders. No third person has in any way brought the parties together or been instrumental in the negotiation, execution, or consummation of this Agreement or any instrument, document or agreement related to this Agreement for any fee or other transaction-based remuneration of any type. Purchaser agrees to indemnify Seller against any claim by any third person for any commission, brokerage fee, finders fee, or other payment with respect to this Agreement or the transactions contemplated hereby based upon any alleged agreement or understanding between such party and such third person, whether expressed or implied, arising from the actions of such party.

          6.10 Manner of Sale. At no time was Purchaser presented with or solicited by or through any leaflet, public promotional meeting, television advertisement or any other form of general solicitation or advertising.

     7. Restricted Shares. Purchaser understands and acknowledges that the Purchased Stock has not been registered under the Act, or any state securities laws, and will be sold in reliance upon certain exemptions from the registration requirements of those laws, and thus cannot be resold unless they are registered under the Act or unless an exemption from registration is available for such resale. With regard to the restrictions on resales of the Purchased Stock or any security underlying or into which the Purchased Stock may be convertible, Purchaser is aware (i) of the limitations and applicability of Securities and Exchange Commission Rule 144; (ii) that the Company may issue stop transfer orders to its stock transfer agent in the event of attempts to improperly transfer any such securities; and (iii) that a restrictive legend will be placed on certificates representing the Purchased Stock and any security underlying or into which any of the Purchased Stock may be convertible, which legend will read substantially as follows:

     THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ISSUED PURSUANT TO A CLAIM OF EXEMPTION FROM THE REGISTRATION REQUIREMENT OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND STATE SECURITIES LAWS AND THEREFORE HAVE NOT BEEN REGISTERED UNDER THE ACT OR UNDER THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED, PLEDGED OR HYPOTHECATED WITHOUT COMPLIANCE WITH THE REGISTRATION OR QUALIFICATION PROVISIONS OF THE ACT OR APPLICABLE STATE LAWS, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM SUCH REGISTRATION REQUIREMENTS.

     8. Indemnification. Seller agrees to indemnify Purchaser, its officers, employees, agents and attorneys, and hold them harmless from and against any and all liability, damage, cost or expense, including attorney's fees, incurred on account or arising out of:

          8.1 Any inaccuracy in the declarations, representations, and warranties by Seller set forth herein; and

          8.2 Any action, suit or proceeding based upon the claim that said declarations, representations, or warranties were inaccurate or misleading or otherwise cause for obtaining damages or redress from Purchaser.

     9.   General Provisions.

          9.1 Attorneys' Fees. In the event of a default in the performance of this Agreement or any document or instrument executed in connection with this Agreement, the defaulting party, in addition to all other obligations of performance hereunder, shall pay reasonable attorneys' fees and costs incurred by the non-defaulting party to enforce performance of this Agreement.

          9.2 Choice of Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Utah, without regard to the application of that jurisdiction's choice of law rules. Any suit to enforce any provision of this Agreement or to obtain any remedy with respect to this Agreement may be brought only in the Courts of Tarrant County, Texas.

          9.3 Counterparts. This Agreement may be executed in one or more counterparts, each of which when so signed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument. A facsimile copy of any such counterpart signature page shall have full force and effect upon delivery.

          9.4 EDGAR Compliance. The parties to this Agreement agree that they shall keep and maintain digital copies of any document generated by such party and made part of this Agreement for a period of at least one year after the Closing Date and shall make available digital copies of such document to any other party hereto upon reasonable request therefor.

          9.5 Entire Agreement. This Agreement, and the exhibits and other attachments referred to herein collectively set forth the entire agreement between the parties as to the subject matter hereof, supersede any and all prior or contemporaneous agreements or understandings of the parties relating to the subject matter of this Agreement, and may not be amended except by an instrument in writing signed by all of the parties to this Agreement.

          9.6 Expenses. The parties shall be responsible for and shall pay their own costs and expenses, including without limitation attorneys' fees and accountants' fees and expenses, in connection with the conduct of the due diligence inquiry, negotiation, execution and delivery of this Agreement and the instruments, documents and agreements executed in connection with this Agreement.

          9.7 Headings. The headings of the sections and paragraphs of this Agreement have been inserted for convenience of reference only and do not constitute a part of this Agreement.

          9.8 Notices. All notices or other communications provided for under this Agreement shall be in writing, and mailed, telecopied or delivered by hand delivery or by overnight courier service, to the parties at their respective addresses as indicated below or at such other address as the parties may designate in writing:

          If to Purchaser, to it at:

               SMD, L.L.C.
               1225 Eagle Gate Tower
               60 East South Temple Street
               Salt Lake City, Utah  84111
               Fax:  (801) 328-8778

               With a copy to:

               Jeffrey M. Jones, Esq.
               DURHAM, EVANS, JONES & PINEGAR, P.C.
               Key Bank Tower, Suite 850
               50 South Main Street
               Salt Lake City, Utah  84144
               Fax: (801) 363-1835

               If to Seller, to

               Hershel R. Payne, Esq.
               BISHOP, PAYNE, WILLIAMS & WERLEY, L.L.P.
               Eighteenth Floor
               500 West Seventh Street
               Fort Worth, Texas  70108-4789
               Fax (817) 870-2631

All notices and communications shall be effective as follows: When mailed, upon three (3) business days after deposit in the mail (postage prepaid); when telecopied, upon confirmed transmission of the telecopied notice; when hand delivered, upon delivery; and when sent by overnight courier, the next business day after deposit of the notice with the overnight courier.

          9.9 Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties and their successors, and shall be assignable by Purchaser without the prior consent of Seller.

          9.10 Survival of Certain Representations, Warranties and Covenants Closing. All warranties, representations, indemnities and agreements made in this Agreement by either party shall survive the date of this Agreement, the Closing Date, the consummation of the transactions contemplated by this Agreement, and the transfer by Seller of the Purchased Stock.

     SIGNED as of the date first set forth above.

                    Seller:


                        /s/ HERSHEL R. PAYNE
                        ------------------------------------
                            Hershel R. Payne,
                            Executor of the James Robert Bell Estate



                        /s/ JOANN BELL
                        ------------------------------------------
                             JoAnn Bell


                    Purchaser

                         SMD, L.L.C.
                              a Utah limited liability company


                         By /s/ THOMAS A. MURDOCK
                            ---------------------------------
                              Thomas A. Murdock, Manager


                         /s/ RAYMOND H. KURZON
                         -------------------------------------
                              Raymond H. Kurzon